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AB 3/6

SEC Mail Processing Section

FEB 28 2008

Washington, DC
111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: SHIPLEY RAIDY CAPITAL PARTNERS, LLC D/B/A
Ariane Capital Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Candace Lane, Suite 100
(No. and Street)

Villanova	PA	19085
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel R. Shipley, III — 610-941-9090 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Samuel R. Shipley, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ariane Capital Partners, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

ARIANE CAPITAL PARTNERS LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2007

TABLE OF CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of
Ariane Capital Partners LLC

We have audited the accompanying statement of financial condition of Ariane Capital Partners LLC as of December 31, 2007, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ariane Capital Partners LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 25, 2008

Sanville & Company
Certified Public Accountants

ARIANE CAPITAL PARTNERS LLC
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$ 61,510
Total assets	$ 61,510

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 9,337
Payable to related company	41,016
Total liabilities	50,353
Commitments and contingent liabilities	
Members' Equity	11,157
Total liabilities and members' equity	$ 61,510

The accompanying noties are an integral part of thse financial statements.

ARIANE CAPITAL PARTNERS LLC
Statement of Income
For the Year Ended December 31, 2007

REVENUE		
Private placement fees and retainer fees	$	2,183,117
Income from NASD payment		35,000
Other income		2,729
Interest		95
Total revenue		2,220,941
EXPENSES		
Consulting fees		1,225,871
Management fees paid to affiliate		879,517
Consulting fees paid to affiliate		65,067
Guareenteed payments to members		35,000
Regulatory fees and expenses		5,751
Professional fees		4,500
Insurance		462
Bank charges and other		1,354
Total expenses		2,217,522
Income before income taxes		3,419
Provision for income taxes		-
Net income	$	3,419

The accompanying notes are an integral part of these financial statements.

ARIANE CAPITAL PARTNERS LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2007

Members' equity as of January 1, 2007	$	7,738
Net income for the year		3,419
Contributions of capital		-
Withdrawals of capital		-
Members' equity as of December 31, 2007	$	11,157

The accompanying notes are an integral part of these financial statements.

ARIANE CAPITAL PARTNERS LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2007

Subordinated borrowings at January 1, 2007	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2007	$ -

The accompanying notes are an integral part of these financial statements.

ARIANE CAPITAL PARTNERS LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 3,419
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	40,041
Net cash provided by operating activities	43,460
Net increase in cash	43,460
Cash and cash equivalents at beginning of year	18,050
Cash and cash equivalents at end of year	$ 61,510
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest paid	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Ariane Capital Partners LLC ("the Company") was formerly Shipley Raidy Capital Partners, LLC. The Company is a Pennsylvania limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the Company's significant accounting policies:

Investment Banking - Investment banking revenues include gains, losses and fees arising from the private placement of securities. Investment banking revenues also include fees earned from providing merger and acquisition consulting, financial restructuring advisory services and financial consulting services. These fees are recognized when the private placement is completed and the income is reasonably determinable. Fees for financial restructuring advisory services and financial consulting services are recorded when earned.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Income taxes - No provisions have been made for income taxes since the Company is a limited liability company and has elected to file its tax return on a partnership basis. The individual members are liable for income taxes based on their respective share of the Company's taxable income.

Allocation of income, loss and cash distributions - Allocations of net income, loss and cash distributions are based on the proportion of the qualified member's account to the total capital accounts.

3. RELATED PARTY TRANSACTIONS

The Company has an agreement with a company that is a related party under which the Company is provided with office space, all utilities and communications in return for the payment of management fees to the related company. For the year ended December 31, 2007 the Company paid management fees in the amount of $879,517. At December 31, 2007 the Company owed the related company $41,016.

The Company also paid consulting fees to a related party. For the year ended December 31, 2007 the Company paid consulting fees in the amount of $65,067.

4. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

5. CONCENTRATION OF REVENUES

The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues.

6. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 the Company had net capital and capital requirements of $11,157 and $5,000, respectively. The Company's net capital ratio was 4.51 to 1.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of (k)(2)(i) of SEC Rule 15c-3-3. The Company does not carry security accounts for customers.

ARIANE CAPITAL PARTNERS LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

COMPUTATION OF NET CAPITAL

Total members' equity	$	11,157
Deduct members' equity not allowable for Net Capital:		-
Total members' equity qualified for Net Capital		11,157
Add: Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		11,157
Deductions and/or charges:		
Non-allowable assets:		-
Total non-allowable assets		-
Net Capital before haircuts on securities positions		11,157
Net Capital	$	11,157

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	$	50,353
Total aggregate indebtedness	$	50,353
Percentage of aggregate indebtedness to Net Capital		451%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

ARIANE CAPITAL PARTNERS LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $50,353)	$	3,357
Minimum dollar Net Capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	6,157
Excess Net Capital at 1000%	$	6,122

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the annual audit report.

ARIANE CAPITAL PARTNERS LLC
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Ariane Capital Partners LLC

In planning and performing our audit of the financial statements and supplemental schedules of Ariane Capital Partners LLC (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 25, 2008

Certified Public Accountants

END